Exhibit (d)(F)
UNOFFICIAL ENGLISH TRANSLATION OF DUTCH LANGUAGE
DEED OF MERGER
SHELL PETROLEUM N.V.
AND
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
On the twentieth day of December two thousand and five appears before me, Johannes Daniël Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam:
Bernardina Peternella Christina Zuideveld, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Vereeniging (South Africa) on the twenty-second day of February nineteen hundred and seventy-six, for this purpose acting as attorney authorised in writing of:
1.	Shell Petroleum N.V., a limited liability company, with corporate seat in The Hague, the Netherlands, and address at: 2596 HR The Hague, the Netherlands, Carel van Bylandtlaan 30, trade register number: 27002687, hereinafter referred to as: the “Acquiring Company”; and
2.	N.V. Koninklijke Nederlandsche Petroleum Maatschappij, a limited liability company, with corporate seat in The Hague, the Netherlands, and address at: 2596 HR The Hague, the Netherlands, Carel van Bylandtlaan 30, trade register number: 27002690, hereinafter referred to as: the “Disappearing Company”.
The person appearing declares:
Chapter 1: legal merger.
The Acquiring Company and the Disappearing Company, hereinafter together also referred to as: the Merging Companies, by this deed bring about a merger pursuant to Part 7 Chapters 2 and 3 Book 2 of the Civil Code, whereby the Acquiring Company acquires all the assets and liabilities of the Disappearing Company by universal succession of title and which shall cause the Disappearing Company to cease to exist.
Article 1.
1.1.	None of the Merging Companies has been dissolved.

1.2.	None of the Merging Companies has been declared bankrupt nor has applied for a moratorium of payment.

1.3.	The Merging Companies do not have a supervisory board.

Article 2.
In preparation for the merger the following has been done:
2.1.	The Boards of Management of the Merging Companies have drawn up a merger proposal as referred to in section 2:312 paragraph 1 Civil Code, which merger proposal was signed on the thirty-first day of October two thousand and five by all members of the Boards of Management of the Merging Companies.
2.2.	The Boards of Management of the Merging Companies have drawn up an explanation in writing as referred to in section 2:313 paragraph 1 Civil Code.
2.3.	The most recent financial year of each of the Merging Companies for which annual accounts have been adopted and published ended on the thirty-first day of December two thousand and four. Since the merger proposal was deposited more than six months after the end of the financial year referred to in the preceding sentence, with respect to each of the Merging Companies an interim financial statement as referred to in section 2:313 paragraph 2 Civil Code has been drawn up.
2.4.	On the thirty-first day of October two thousand and five the merger proposal and the other documents referred to in section 2:314 and 2:328 Civil Code have been filed by the Acquiring Company and the Disappearing Company at the office of the trade register held by the Chamber of Commerce competent for registering the respective companies.
2.5.	The Boards of Management of the Merging Companies declared on the sixteenth day of December two thousand and five that, among other things, the provisions of section 2:314 paragraph 2 and 2:328 paragraph 5 Civil Code have been complied with and that the documents that according to that section have been filed for inspection at the offices of the Merging Companies will be available for inspection by the shareholders at the offices of the Acquiring Company for a period of six months after the merger.
2.6.	On the first day of November two thousand and five the Merging Companies have announced in the newspaper with nationwide distribution: NRC Handelsblad, that the filings referred to under 2.4 and 2.5 have taken place, stating the office of the trade register where the documents referred to have been deposited and stating the address of the offices of each Merging Company as well as that the Board of Management of the Acquiring Company has the intention to resolve to merge.
2.7.	From the central works council (“centrale ondernemingsraad”) no written observations have been received.
2.8.	On the second day of December two thousand and five the Chamber of Commerce in The Hague has confirmed in writing that the merger proposal and the other documents referred to in sections 2:314 paragraph 1 and 2:328 paragraph 1 Civil Code have been available for public inspection at that office of the trade register from the thirty-first day of October two thousand and five onwards.
2.9.	The Clerk Registrar’s Office of the District Court in The Hague has issued a declaration on the second day of December two thousand and five, which shows that none of the creditors of the Merging Companies have instituted opposition against the merger proposal.
2.10.	On the sixteenth day of December two thousand and five the Boards of Management of the Merging Companies declared that after the merger proposal was signed, the Boards of Management of the Merging Companies have not become aware of significant changes in circumstances that are material for the information in the merger proposal or in the explanatory statement thereto.

2.11.	a. On the sixteenth day of December two thousand and five the notarial deed of transfer of one (1) class B share with a par value of ninety-nine million euro (EUR 99,000,000) in the share capital of the Acquiring Company by The Shell Transport and Trading Company Limited to the Disappearing Company was executed before F.D. Rosendaal, notaris in Amsterdam.

b.	On the sixteenth day of December two thousand and five the notarial deed of issue of one billion three hundred and seventy-nine million six hundred and eighty thousand (1,379,680,000) shares in the share capital of the Disappearing Company to Royal Dutch Shell plc against contribution of nine billion six hundred three million three hundred and forty-nine thousand ninehundred ninety-nine (9,603,349,999) shares in the share capital of The Shell Transport and Trading Company Limited was executed before F.D. Rosendaal, notaris in Amsterdam subject to the execution of the amendment deed referred to under c. below.

c.	On the sixteenth day of December two thousand and five the first notarial deed of amendment of the articles of association of the Disappearing Company was executed before F.D. Rosendaal, notaris in Amsterdam.

d.	On the nineteenth day of December two thousand and five the second notarial deed of amendment of the articles of association of the Disappearing Company was executed before F.D. Rosendaal, notaris in Amsterdam.
Article 3.
3.1.	On the sixteenth day of December two thousand and five the general meeting of shareholders of the Disappearing Company has resolved to merge in accordance with the text of the merger proposal.
3.2.	The general meeting of shareholders of the Disappearing Company has adopted the resolution to merge in a meeting with the required majority of the votes cast and with the quorum as referred to under 3.3. below.
3.3.	The articles of association of the Disappearing Company provide that a resolution to amend the articles of association of the Disappearing Company requires a two/third majority of the votes cast in a meeting where at least three/fourths of the issued share capital are represented; the articles of association do not contain provisions about resolutions to merge.
3.4.	The minutes of the general meeting of shareholders mentioned above have been drawn up in the form of a notarial record, drawn up on the twentieth day of December two thousand and five before J.D.M. Schoonbrood, notaris in Amsterdam.
3.5.	In accordance with the provisions of section 2:331 paragraph 1 Civil Code the Board of Management of the Acquiring Company has adopted the resolution to merge on the thirteenth day of December two thousand and five in accordance with the text of the merger proposal. The intention to do so has been stated in accordance with the provisions of section 2:331 paragraph 2 Civil Code. The provisions of section 2:331 paragraph 3 Civil Code have not been applied.
3.6.	Both the resolution to merge of the general meeting of shareholders of the Disappearing Company and the resolution to merge of the Board of Management of the Acquiring Company contained identical conditions as to the implementation of such resolutions to merge; provision 2.11 above evidences that such conditions have been fulfilled.

Article 4.
4.1.	The merger of the Acquiring Company and the Disappearing Company is constituted by this deed and effective as of the day after the day of execution of this deed, therefore on the twenty-first day of December two thousand and five, as of which date the Disappearing Company ceases to exist and as of which date its assets and liabilities pass on to the Acquiring Company by universal succession of title.
4.2.	Pursuant to section 2:326 Civil Code, the merger proposal included the following paragraph regarding the merger share exchange ratio:

“Merger share exchange ratio The merger share exchange ratio is as follows:
—	for every thirty-one million nine hundred seventy-eight thousand nine hundred and thirty-seven (31,978,937) shares in the share capital of the Disappearing Company one (1) class A share of two hundred million euro (EUR 200,000,000) each in the share capital of the Acquiring Company (the “Class A Shares”) will be allotted;
—	in case a shareholder is allotted one hundred and five (105) Class A Shares, the next share that will be allotted to him will be one (1) class B share of one hundred seventy-eight million three hundred seventy-six thousand nine hundred and seventy-eight euro (EUR 178,376,978) in exchange for twenty-eight million five hundred twenty-one thousand five hundred and thirty (28,521,530) shares in the share capital of the Disappearing Company.
A holder of shares in the share capital of the Disappearing Company who is not entitled to one (1) Class A Share shall receive consideration. Consideration for such fractional entitlements will be in cash or loan notes (“schuldvorderingen”). Such consideration shall be charged in full against the capital recognised for Dutch dividend tax purposes (“fiscaal erkend kapitaal”) originating from the Disappearing Company. A holder of shares in the share capital of the Disappearing Company, who, in accordance with the above, is allotted one (1) class B share in the share capital of the Acquiring Company, will not receive any consideration for further shares it holds in the Disappearing Company.
For administrative reasons, a shareholder in the Disappearing Company to whom shares in the Acquiring Company are allotted will be deemed to exchange his shareholdings in the Disappearing Company in the following order:
—	first the class X shares in the Disappearing Company it holds, if any, will be exchanged;

—	then the class Y shares in the Disappearing Company it holds, if any, will be exchanged; and

—	finally the ordinary shares in the Disappearing Company it holds, if any, will be exchanged.

Consideration in cash
Pursuant to the merger share exchange ratio the consideration for a fractional entitlement is such that for each share in the share capital of the Disappearing Company an amount of fifty-two euro and twenty-one eurocent (EUR 52.21) will be paid in cash to a shareholder who is entitled thereto in accordance with the above (the “Merger Consideration”). Holders of shares in the share capital of the Disappearing Company on the applicable record date will also receive the Royal Dutch interim dividend for the third quarter of two thousand and five of forty-six eurocent (EU 0.46) per share (or fifty-five dollarcent and fifty-six/one hundreth dollarcent (US 0.5556) per share for holders of New York registered shares) which will be payable on the fifteenth day of December two thousand and five. As would be the case in Dutch statutory squeeze-out proceedings, it is provided (a) for interest to accrue on the Merger Consideration at the statutory rate of four percent (4%) per annum from the thirty-first day of October two thousand and five until the effective date of the merger, to be paid as part of the consideration under the merger, and (b) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount. As the interim dividend is expected to exceed the amount of interest accrued at four percent (4%) per annum from the thirty-first day of October two thousand and five until the effective date of the merger, no interest is expected to be payable. For shares in the share capital of the Disappearing Company on the New York Register, the euro amount will be paid in United States Dollars based on the noon buying rate for euro in the city of New York for cable transfers as certified for customs purposes and as announced by the Federal Reserve Bank of New York on the business day prior to the date that the merger between the Disappearing Company and the Acquiring Company becomes effective.
Consideration in loan notes
If consideration is in the form of loan notes the face value thereof per share in the share capital of the Disappearing Company will be the equivalent of the above-mentioned Merger Consideration amount in United Kingdom Pounds calculated according to the exchange rate using the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about eleven post meridiem (11.00 pm) (London time) on the day prior to the date that the merger between the Disappearing Company and the Acquiring Company becomes effective. A loan note will be a debt owed by the Acquiring Company subject to the terms and conditions as set out in the Loan Note Deed, the Loan Note Brochure and the Loan Note Election Form, drafts of which are as a non-integral part attached as Annex E to this merger proposal. Loan notes will only be available to holders of class Y shares in the share capital of the Disappearing Company issued and outstanding at the time the merger becomes effective who, in order to have their shares in the Disappearing Company reclassified as class Y shares, have given a representation that they will continue to meet certain conditions as to United Kingdom residency (as defined in Annex E). For the shareholders further details in respect of the consideration in the form of loan notes are included in the explanation to the merger proposal. A shareholder entitled to loan notes will also be entitled to interest on the same basis and to the same extent as if he were receiving cash.

Summary
By way of summary, subject to the conditions of the Loan Note Deed:
—	the holder of class X shares in the share capital of the Disappearing Company, being Royal Dutch Shell, will be allotted one hundred and five (105) A shares of two hundred million euro (EUR 200,000,000) each and one (1) B share of one hundred seventy-eight million three hundred seventy-six thousand nine hundred and seventy-eight euro (EUR 178,376,978) in the share capital of the Acquiring Company;

—	the holders of class Y shares in the share capital of the Disappearing Company will receive loan notes; and

—	the holders of ordinary shares in the share capital of the Disappearing Company, with the exception of Royal Dutch Shell, will receive cash.”.
4.3.	Each of the accountants referred to in section 2:393 Civil Code nominated by the Boards of Management of each of the Merging Companies has examined the merger proposal and has on the thirty-first day of October two thousand and five certified that in his opinion the proposed merger share exchange ratio is reasonable (“redelijk”). On the thirty-first day of October two thousand and five each of such accountants certified that the net assets (“eigen vermogen”) of the Disappearing Company as of the thirtieth day of September two thousand and five on the basis of generally acceptable valuation methods at least corresponds to the nominal paid up amount on the aggregate number of shares to be allotted to the shareholders pursuant to the merger increased with the cash payments and loan notes to which shareholders are entitled pursuant to the merger share exchange ratio. In respect of the declarations of the accountants, sections 2:328 paragraph 5 and 2:314 Civil Code have been complied with.

Finally the accountants each prepared a report as referred to in section 2:328 paragraph 2 Civil Code. Sections 2:328 paragraph 5 and 2:314 paragraphs 2 and 3 Civil Code have been applied to this report.

4.4.	Per the occasion of the merger one (1) class A share of one hundred million euro (EUR 100,000,000), one (1) class A share of twenty-five million euro (EUR 25,000,000), two (2) class A shares of ten million euro (EUR 10,000,000) each, three (3) class A shares of one million euro (EUR 1,000,000) each, eleven (11) class A share of one hundred thousand euro (EUR 100,000) each and the one (1) class B share with a par value of ninety-nine million euro (EUR 99,000,000) held by the Disappearing Company prior to the merger in the share capital of the Acquiring Company shall be cancelled pursuant to section 2:325 paragraph 3 CC.

Per the occasion of the merger all one million two hundred thousand (1,200,000) shares in the share capital of the Disappearing Company held by the Disappearing Company itself shall lapse pursuant to section 2:324 paragraph 4 CC.

4.5.	The issued share capital of the Acquiring Company shall, as a result of articles 4.2 and 4.4, amount to twenty-one billion one hundred seventy-eight million seven hundred seventy-six thousand nine hundred and seventy-eight euro (EUR 21,178,776,978) as per the day after the day of execution of this deed.

4.6.	Within eight days after the date of this deed, the Acquiring Company shall deposit a true copy of this deed and of the notarial declaration at the bottom of this deed at the office of the trade register in The Hague.

4.7.	Within one month after the merger the Acquiring Company shall notify the keepers of other public registers in which transfers of rights or the merger may have to be registered.

4.8.	The financial information of the Disappearing Company shall be accounted for in the annual accounts of the Acquiring Company as of the first day of January two thousand and five.

After the merger the obligations with respect to the annual accounts of the Disappearing Company shall devolve upon the Acquiring Company in compliance with the provisions of section 2:321 Civil Code.

4.9.	Natural or legal persons who at the time of the merger becoming effective, have unexpired share subscription rights or option rights shall upon exercise thereof be compensated therefor in cash as of the merger becoming effective; the amount shall be determined in accordance with section 2:320 paragraph 2 Civil Code. There are no natural or legal persons who or which have other special rights (such as a profit distribution right) other than in the capacity of shareholder referred to in section 2:320 in conjunction with section 2:312 paragraph 2 under c Civil Code vis-à-vis the Disappearing Company, as a result of which no rights or compensatory payments, as referred to in the above-mentioned sections, shall have to be granted.

4.10.	At the occasion of the merger the articles of association of the Acquiring Company shall be amended by separate notarial deed effective when the merger becomes effective. The required declaration of no objection for the execution of such notarial deed of amendment of the articles of association of the Acquiring Company was granted on the twenty-fourth day of November two thousand and five.
Chapter 2: attachments.
To this deed are attached:
a.	a copy of the merger proposal as referred to in article 2.1;

b.	a copy of the explanation as referred to in article 2.2;

c.	a copy of the announcement as referred to in article 2.6 in NRC Handelsblad, a newspaper with nationwide circulation;

d.	a declaration of the Chamber of Commerce in The Hague dated the second day of December two thousand and five, concerning the deposit and the availability for inspection of the merger proposal and the other filed documents in accordance with section 2:314 paragraph 1 Civil Code;

e.	the declaration of the Clerk Registrar’s Office of the District Court in The Hague dated the second day of December two thousand and five as referred to in article 2.9;

f.	a copy of the declaration of the Boards of Management of the Merging Companies as referred to in articles 2.5 and 2.10;

g.	a true copy of the notarial deed as referred to in article 3.4;

h.	a copy of the resolution to merge adopted by the Board of Management of the Acquiring Company as referred to in article 3.5;

i.	a copy of each of the declarations of the accountants as referred to in article 4.3;

j.	a copy of the reports of each of the accountants as referred to in article 4.3.

Sufficient proof of the existence of the powers of attorney has been given to me, notaris. The written powers of attorney are evidenced by two private instruments which are attached to this deed. In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam on the date first mentioned in the head of this deed.
Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the parties and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at sixteen hours and ten minutes.
(signed): B.P.Ch. Zuideveld, J.D.M. Schoonbrood.
The undersigned, Johannes Daniël Maria Schoonbrood, notaris in Amsterdam, certifies that he has satisfied himself that the procedural requirements for all resolutions, required by Part 7 Chapters 2 and 3 Book 2 of the Civil Code and under the articles of association of the companies mentioned hereinafter for effecting the merger between Shell Petroleum N.V., a limited liability company, with corporate seat in The Hague, the Netherlands, and address at: Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands, and N.V. Koninklijke Nederlandsche Petroleum Maatschappij, a limited liability company, with corporate seat in The Hague, the Netherlands, and address at: Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands, were duly observed and that the further requirements of Part 7 Chapter 2 and 3 Book 2 of the Civil Code and of the articles of association of the above-mentioned companies have been observed.

(signed): J.D.M. Schoonbrood.